SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 8, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1421859	June 4, 2010
2.	HUG Regulatory Announcement	1420554	June 1, 2010
3.	Regulatory News Service Announcement	6754M	May 28, 2010
4.	Regulatory News Service Announcement	3878M	May 24, 2010
5.	Regulatory News Service Announcement	2421M	May 20, 2010
6.	HUG Regulatory Announcement	1413314	May 10, 2010


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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	15:47 04-Jun-2010
Number	HUG1421859

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

DENNIS VALENTINO (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

RELATES TO PERSON IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO THE BENEFICIAL INTEREST OF PERSON IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF FIVE PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

GREENWOOD NOMINEES LIMITED

8 State the nature of the transaction

ACQUISITION OF SHARES MADE UNDER THE ELEMENTIS US PENSION PLAN AND PURSUANT TO A TRADING PLAN ENTERED INTO ON 3RD MAY 2010.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

553.51 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00012%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

68.0 PENCE

14. Date and place of transaction

3rd June 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

11,218.92 SHARES (0.0025%)

16. Date issuer informed of transaction

4th June 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

None

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

4th June 2010

HUG#1421859

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:33 01-Jun-2010
Number	HUG1420554

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Schroders plc

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

24.5.10

6. Date on which issuer notified:

25.5.10

7. Threshold(s) that is/are crossed or reached:

11-10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

ORDINARY GB0002418548

Situation previous to the triggering transaction

Number of shares 66,060,000

Number of Voting Rights 50,509,917

Resulting situation after the triggering transaction

Number of shares 64,230,825

Number of voting rights Direct N/A

Number of voting rights Indirect 48,680,742

% of voting rightsDirect N/A
% of voting rightsIndirect 10.86%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 48,680,742

% of voting rights 10.86%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 43,957,742 9.81%
Schroder Investment Management North America Limited 4,722,976 1.05%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name: Taryn O'Donoghue

15. Contact telephone number: 020 7658 6000

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

HUG#1420554

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Total Voting Rights
Released	12:00 28-May-2010
Number	6754M12

RNS Number : 6754M
Elementis PLC
28 May 2010

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,162,702 ordinary shares of 5p each at 28 May 2010. The Company holds no such ordinary shares as treasury shares.

The above figure (448,162,702) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong

Company Secretary

020 7408 9303

END

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Trading Statement
Released	07:00 24-May-2010
Number	3878M07

RNS Number : 3878M
Elementis PLC
24 May 2010

Elementis plc
24 May 2010

Trading statement

Elementis plc (the "Company") today issues a trading update in relation to the Company and its subsidiaries (the "Group").

In the Interim Management Statement dated 22 April 2010 the Company announced that its strong performance in the first three months of the year had been supported by restocking and that underlying demand patterns were likely to become clearer during the second quarter of the year, particularly in the coatings market.

The Company can now report that, in Specialty Products, customer order patterns have continued to be robust since the time of the last announcement and a seasonal upswing in coatings sales has provided further evidence of improving underlying demand. Sales to the personal care and oilfield drilling sectors also continue to perform strongly. In Chromium, demand patterns are similarly demonstrating resilience.

As a result, management is of the view that any potential softening in demand that may occur later in the year, as the

effects of restocking subside, is likely to be much less pronounced than was previously thought. Earnings for the first half are now expected to be significantly ahead of the Company's expectations. Although the Board expects that second half earnings will be lower than those achieved in the first half, it does anticipate that Group earnings for the full year will be well ahead of its expectations.

Management expectations for H1 2010

- Revenue (in US dollars) up 12% to 14% on H2 2009 (37% to 40% on H1 2009).
- Half year trading profit in the region of $43m to $45m, up 54% to 61% on H2 2009 ($28m).

Enquiries:

Elementis plc Tel: +44 (0)20 7408 9300
Brian Taylorson
Finance Director

END

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	09:00 20-May-2010
Number	2421M09

RNS Number : 2421M
Elementis PLC
20 May 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* sh complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of th *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

DENNIS VALENTINO (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

RELATES TO PERSON IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO THE BENEFICIAL INTEREST OF PERSON IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF FIVE PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

GREENWOOD NOMINEES LIMITED

8 State the nature of the transaction

ACQUISITION OF SHARES MADE UNDER THE ELEMENTIS US PENSION PLAN AND PURSUANT TO A TRADING PLAN ENTERED INTO ON 3RD MAY 2010.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

557.41 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.00012%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

62.0 PENCE

14. Date and place of transaction

19th MAY 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

10,665.41 SHARES (0.0024%)

16. Date issuer informed of transaction

19TH MAY 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

None

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

20th May 2010 END

END

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	09:00 10-May-2010
Number	HUG1413314

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THESE ARE TRANSACTIONS NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

DENNIS VALENTINO (PDMR)

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

RELATES TO PERSON IN 3. ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

RELATES TO THE BENEFICIAL INTEREST OF PERSON IN 3. ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF FIVE PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

GREENWOOD NOMINEES LIMITED

8 State the nature of the transaction

ACQUISITION OF SHARES MADE UNDER THE ELEMENTIS US PENSION PLAN AND PURSUANT TO A TRADING PLAN ENTERED INTO ON 3RD MAY 2010.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10,108 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0023%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

2,498 SHARES AT 61.5 PENCE EACH AND 7,610 SHARES AT 63.0 PENCE EACH

14. Date and place of transaction

2,498 SHARES ON 5th MAY 2010, LONDON AND 7,610 SHARES ON 7th MAY 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

10,108 SHARES (0.0023%)

16. Date issuer informed of transaction

7TH MAY 2010

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of *shares* or debentures involved (*class* and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of *shares* or debentures over which options held following notification

23. Any additional information

None

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of *issuer* responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

10 May 2010 END

HUG#1413314

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